September 26, 2011
VIA COURIER AND EDGAR

Re:	Exelis Inc. Amendment No. 4 to Registration Statement on Form 10-12B File No. 001-35228
Mr. Ajay Koduri
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mailstop 7010
Washington, D.C. 20549
Dear Mr. Koduri:
     On behalf of Exelis Inc. (the “Company” or “Exelis”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), marked to show changes from Amendment No. 2 to the Registration Statement as filed on September 13, 2011. The Registration Statement has been revised in response to the Staff’s oral comment received on Friday, September 16, 2011 (the “Comment”) and to reflect certain other changes. In addition, we have re-filed the agreements filed as exhibits 10.1, 10.2 and 10.3 to the Registration Statement to include the schedules and exhibits to such agreements.
     Furthermore, we are providing the following response to the Comment. To assist your review, we have set out our understanding of the Comment in italics below. Please note that all references to page numbers in our response refer to the page numbers of the Amendment. The response and information described below are based upon information provided to us by the Company. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Registration Statement.

Funding of Postretirement Plans, page 71
1.	Please clarify that the underfunded amount for your postretirement benefits plans at December 31, 2010 relates to your pension plans only or revise the amount to include the underfunded amount for all of your postretirement benefit plans.

In response to the Staff’s comment, the Company has revised its disclosure on page 71.
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     The Company expects to request on October 4, 2011 that the effective date of the Registration Statement be accelerated to October 6, 2011 or as soon as practicable after the filing of a subsequent amendment to the Registration Statement that includes the record and distribution dates of the proposed spin-off, as described in the Registration Statement. The Company respectfully requests that you confirm the foregoing is acceptable.
     The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended. The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call Gary L. Sellers at 212-455-2695 or Arjun Koshal at 212-455-3379, with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.
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Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Christy Adams
Terry French
Kathleen Krebs

Exelis Inc.
David F. Melcher
Ann D. Davidson